UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39547

Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204
The People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into Material Definitive Agreement

On May 11, 2026, Boqii Holding Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell, in a private placement conducted in reliance upon Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), up to 3,000,000 units (the “Units”) at a purchase price of $0.6667 per Unit for aggregate gross proceeds of up to approximately $2,000,100.

Each Unit consists of (i) one Class A ordinary share, par value $0.0000001 per share (the “Shares”), and (ii) one pre-funded warrant exercisable for 2.33 Class A ordinary shares at an exercise price of $0.0001 per share (the “Pre-Funded Warrants”). The Pre-Funded Warrants will be issued at the closing of the private placement and will be exercisable immediately upon issuance and expire on the second anniversary of the initial exercise date. The closing of the private placement is expected to occur following the satisfaction or waiver of customary closing conditions set forth in the Purchase Agreement.

Upon closing of the private placement, the transaction will result in the issuance of up to 3,000,000 Shares and the reservation of up to 6,990,000 Class A ordinary shares issuable upon exercise of the Pre-Funded Warrants.

The Company intends to use the net proceeds from the private placement for general corporate purposes and working capital.

The issuance and sale of the Units, including the Shares and the Pre-Funded Warrants and the Class A ordinary shares issuable upon exercise thereof, have not been registered under the Securities Act or applicable state securities laws and are being offered and sold in reliance on Regulation S promulgated under the Securities Act. The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Pursuant to the Purchase Agreement, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the Shares and the Class A ordinary shares issuable upon exercise of the Pre-Funded Warrants.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated May ,11, 2026, by and among Boqii Holding Limited and the purchasers thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: May 14 2026

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